                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)




                          CHICAGO PIZZA & BREWERY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                             COMMON STOCK, PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    167889104
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               ALLYN R. BURROUGHS
                            5075 SPYGLASS HILL DRIVE
                               LAS VEGAS, NV 89122
--------------------------------------------------------------------------------
                 (Name, address, and telephone number of Person
                authorized to Receive Notices and Communications)



                                JANUARY 18, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement. / /

                                  SCHEDULE 13D

CUSIP No. 83608K  107                                         Page 2 of 5 Pages

============ ==================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      ASSI, INC.
------------ ------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                        (b) / /
------------ ------------------------------------------------------------------
     3       SEC USE ONLY

------------ ------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                                          WC
------------ ------------------------------------------------------------------
     5       CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          / /

------------ ------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                         NEVADA
-------------------------- --------- ------------------------------------------
      NUMBER OF               7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY                        220,300
      OWNED BY
        EACH               --------- ------------------------------------------
      REPORTING               8      SHARED VOTING POWER
     WITH PERSON
                                          None
                           --------- ------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                        220,300
                           --------- ------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                          None
-------------------------- --------- ------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       220,300
------------ ------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        / /
------------ ------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         2.9%
------------ ------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                          CO
============ ==================================================================

                                  SCHEDULE 13D

CUSIP No. 83608K  107                                         Page 3 of 5 Pages

============ ==================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    LOUIS HABASH
------------ ------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                        (b) / /
------------ ------------------------------------------------------------------
     3       SEC USE ONLY

------------ ------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                                          PF
------------ ------------------------------------------------------------------
     5       CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          / /

------------ ------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                         U.S.
-------------------------- --------- ------------------------------------------
      NUMBER OF               7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY                         None
      OWNED BY
        EACH               --------- ------------------------------------------
      REPORTING               8      SHARED VOTING POWER
     WITH PERSON
                                        220,300
                           --------- ------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                         None
                           --------- ------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                        220,300
-------------------------- --------- ------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       220,300
------------ ------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        / /
------------ ------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         2.9%
------------ ------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                          IN
============ ==================================================================

                            STATEMENT ON SCHEDULE 13D

                  This Amendment No. 5 to Schedule 13D is filed by ASSI, Inc., a Nevada corporation ("ASSI"), and Louis Habash ("Habash") to amend and update the
Schedule 13D dated December 11, 1996 (the "Original Schedule 13D"), which was previously amended by Amendment No. 1 dated November 13, 1997, Amendment No. 2 dated February 18, 1999, Amendment No. 3 dated July 13, 1999, and Amendment No. 4 dated December 20, 2000. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Original Schedule 13D. Items not included in this Amendment are either not amended or not applicable.

                  The purpose of this Amendment No. 5 is to report the sale of shares of Common Stock of the Company by ASSI and Habash, who as of January 18, 2001 each ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is amended to read as follows:

                  (a) As of the date of this Schedule, ASSI was the record and beneficial owner of 220,300 shares of Common Stock, representing approximately 2.9% of the 7,658,321 outstanding shares of Common Stock based upon the information in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000. Of this amount, 200,000 are pursuant to a currently exercisable option.

                  As sole shareholder of ASSI, Habash beneficially owns all of the shares of Common Stock beneficially owned by ASSI.

                  Burroughs and James are not the beneficial owner of any shares of Common Stock and specifically disclaim any beneficial ownership in the shares of Common Stock beneficially owned by ASSI.

                  (b) ASSI has sole power to vote or direct the vote and to dispose or direct the disposition of the 220,300 shares of Common Stock beneficially owned by it. Habash, as sole shareholder of ASSI, shares the power to vote or direct the vote, and to dispose or direct the disposition of, the Common Stock beneficially owned by ASSI.

                  (c) On January 18, 2001, ASSI sold to BJ Chicago, LLC, a Delaware limited liability company ("BJC"), 2,175,500 shares of Common Stock under a Stock Purchase Agreement dated as of December 20, 2000 among ASSI, Habash and BJC (the "2000 Stock Purchase Agreement"). The purchase price for the shares was $4.00 per share, for an aggregate purchase price of $8,702,000. On January 18, 2001, Habash sold to BJC 31,000 shares under the 2000 Stock Purchase Agreement at $4.00 per share for an aggregate purchase price of $124,000.

                  (d) Not applicable.


                               Page 4 of 5 Pages
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                  (e) On January 18, 2001, ASSI and Habash each ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Company and as a result are no longer subject to the reporting requirements of Regulation 13D of the Securities Exchange Act of 1934.

                                   SIGNATURES


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 2001
                                        ASSI, INC.


                                        By:   /s/ LOUIS HABASH
                                              ----------------------------------
                                              Louis Habash, President


                                        /s/ LOUIS HABASH
                                        ----------------------------------------
                                        Louis Habash


                               Page 5 of 5 Pages